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                              March 29, 2023

       Andrew Dickinson
       Chief Financial Officer
       Gilead Sciences, Inc.
       333 Lakeside Drive
       Foster City, CA 94404

                                                        Re: Gilead Sciences,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 0-19731

       Dear Andrew Dickinson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       34
       Results of Operations, page 36

   1. We note your analysis of research and development expenses on page 38: "Research and development expenses
increased by $376 million in 2022 compared to 2021, primarily due to higher clinical
development spend related mostly to Trodelvy and the Arcus
                                                        Biosciences, Inc. (
Arcus   ) collaboration, as well as inflationary increases." Given the significance of
research and development expenses for the periods presented, please revise your future filings to
better disclose the drivers of the changes. As part of your response, disclose the costs
incurred during each period presented for each of your key research and development projects.
If you do not track your research and development costs by project, please disclose that
fact and explain why you do not maintain and evaluate research and development costs by
project. Provide other quantitative or qualitative disclosure that provides more
transparency as to the type of research and development expenses incurred
 Andrew Dickinson
Gilead Sciences, Inc.
March 29, 2023
Page 2
         (i.e., by nature or type of expense). We note, in this regard, the disclosures provided in your Form 10-K for the year ended December 31, 2020.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.



FirstName LastNameAndrew Dickinson                              Sincerely,
Comapany NameGilead Sciences, Inc.
                                                                Division of
Corporation Finance
March 29, 2023 Page 2                                           Office of Life
Sciences
FirstName LastName